Exhibit 21.1

SUBSIDIARIES LIST - 2014

Arizona Public Service Company

*All other subsidiaries of Pinnacle West Capital Corporation and all subsidiaries of Arizona Public Service Company have been omitted as they do not constitute significant subsidiaries within the meaning of Rule 1-02(w) of Regulation S-X.